650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

DOUGLAS k. sCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

December 15, 2014

BY EDGAR AND EMAIL

Christina Chalk, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	IEC Electronics Corporation

PREC14A filed November 26, 2014

DFAN14A filed December 1, 2014

Filed by Vintage Opportunity Partners LP et al

File No. 1-34376

Dear Ms. Chalk:

On behalf of our clients, Vintage Capital Management, LLC and Vintage Opportunity Partners LP (together, “Vintage”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 8, 2014, relating to Vintage’s preliminary proxy statement on Schedule 14A filed with the Commission on November 26, 2014 (the “Proxy Statement”) and related soliciting material.

Concurrent with the submission of this letter, the Vintage is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with Vintage’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

Christina Chalk, Esq.

December 15, 2014

For your convenience, we are emailing you a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Preliminary Proxy Statement

General

1.	Fill in all of the blanks throughout the filing. Information that is subject to change may be bracketed to so indicate.

Vintage will complete all blanks throughout the Proxy Statement once the required information has been disclosed by the Company, if applicable, and prior to printing and mailing the Amended Proxy Statement.

2.	Do you plan to solicit proxies via Internet chat rooms? If so, tell us which Web sites you plan to utilize in your response letter.

We have been advised that Vintage does not plan to solicit proxies via Internet chat rooms.

Questions and Answers about this Proxy Solicitation, page 1

Who are the Nominees?, page 2

3.	You assert that “each” of your nominees have “experience serving on the boards of directors of public companies and operational experience in the financial and electronic contracts [sic] manufacturing sectors.” However, based on the biographies you include later in the proxy statement, this does not appear to be the case as to each individual nominee. Please revise or advise.

Vintage has revised page 2 of the Amended Proxy Statement to clarify the experience of the Nominees.

Can I use the GOLD proxy card to vote for any of the Company’s nominees?, page 3

4.	Revise the last sentence in this Q&A to note that shareholders may also vote for the Company’s nominees by returning the Company’s white proxy card. Currently that sentence states that a shareholder may vote for the Company’s nominees only by attending the Annual Meeting and voting in person.

Christina Chalk, Esq.

December 15, 2014

Vintage has revised page 3 of the Amended Proxy Statement to clarify that a stockholder may also vote for the Company’s nominees by returning its white proxy card.

Background of the Solicitation, page 4

5.	What prompted the meeting between Messrs. Gilbert and Kahn on April 22, 2014? What contacts, if any, led up to this meeting, who requested it, and for what stated purpose?

Vintage has revised page 4 of the Amended Proxy Statement to include additional disclosure regarding the meeting between Messrs. Gilbert and Kahn on April 22, 2014.

6.	What was discussed at the April 22, 2014 meeting?

Vintage has revised page 4 of the Amended Proxy Statement to further describe the matters discussed at the April 22, 2014, meeting.

7.	What prompted the discussions between Messrs. Gilbert and Kahn in early October 2014? Who requested the October 2, 2014 meeting between those parties and for what stated purpose?

Vintage has revised page 4 of the Amended Proxy Statement to include additional disclosure regarding the discussions between Messrs. Gilbert and Kahn in October 2014.

Reasons for this Proxy Solicitation, page 4

8.	Expand to provide more details about the four matters listed at the top of page 5 that you believe represent ongoing challenges for the Company. Discuss how your nominees would intend to address those challenges if elected, either as a majority of the board or otherwise. Be as specific as possible.

Vintage respectfully advises the Staff that the Nominees have no preconceived ideas about how to address the challenges facing the Company, and Vintage expects the Nominees, consistent with their fiduciary duties to the Company’s stockholders, to work collaboratively with the other directors to find the best solutions for the Company.

Vintage has revised page 5 of the Amended Proxy Statement to outline four matters that it believes that the Board should address. However, Vintage has no ability to cause the Board to consider or take any action, and that will not change if any of the Nominees are elected.

Christina Chalk, Esq.

December 15, 2014

9.	With respect to the management changes referenced in #2 on page 5, identify the changes and why you believe they “distracted the Company and impeded its ability to execute on its strategic plan.”

Vintage has revised page 5 of the Amended Proxy Statement to include additional disclosure regarding the management changes that have occurred at the Company.

10.	With respect to the “offers to acquire the Company” referenced in #3 on page 5, provide details about those offers, including when they were made and by whom.

Vintage has revised page 5 of the Amended Proxy Statement to include additional disclosure regarding its knowledge of offers to acquire the Company.

Proposal 1. Election of Directors, page 5

11.	On page 7, describe the circumstances surrounding Mr. Schlarbaum’s agreement with the Company dated February 25, 2013 and his departure from the Company generally.

Vintage has revised page 7 of the Amended Proxy Statement to include additional disclosure regarding the circumstances surrounding Mr. Schlarbaum’s departure from the Company. Vintage notes that the Supplemental Agreement described in the Amended Proxy Statement was entered into primarily to clarify the rights of the parties in connection with the conclusion of Mr. Schlarbaum’s employment with the Company.

12.	In describing your interests in this solicitation, discuss and describe your relationship with API Technologies and any conflicts of interests presented by such relationship with a competitor of the Company. Explain how potential or actual conflicts would be handled if your nominees are elected.

Vintage has revised pages A-7 and A-8 of the Amended Proxy Statement to include additional disclosure regarding its relationship with API.

Certain Effects of this Proxy Solicitation, page 12

13.	Quantify, to the extent possible, the effects of a change in control under the agreements referenced.

Christina Chalk, Esq.

December 15, 2014

Vintage has revised pages 13 and 14 of the Amended Proxy Statement to include additional disclosure from the Company Proxy Statement regarding the quantification of the effects of a change in control.

14.	At the top of page 13, clarify what actions you believe your nominees may be able to take if elected to prevent a change in control and what may or may not be within their control.

Vintage has revised page 14 of the Amended Proxy Statement to clarify the actions that the Nominees may be able to take to prevent a change in control and what may or may not be within their control.

Other Matters

Vintage will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

*            *             *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Jeremy R. Nowak, Vintage Capital Management, LLC